Filed by AmericanWest Bancorporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

Subject Company: AmericanWest Bancorporation

Commission File No.: 000-18561

March 12, 2007

Dear AmericanWest Bancorporation Shareholder:

You have previously received proxy materials in connection with the special meeting of shareholders of AmericanWest Bancorporation to be held on Tuesday, March 27, 2007. According to our latest records, your PROXY VOTE for this meeting HAS NOT BEEN RECEIVED.

AmericanWest Bancorporation is asking shareholders to vote on:

Proposal 1: to approve an amendment to the AmericanWest articles of incorporation to increase the number of authorized shares of AmericanWest common stock from 15,000,000 shares to 50,000,000 shares.

Proposal 2: to approve an amendment to the AmericanWest articles of incorporation to require a majority vote of outstanding shares of AmericanWest common stock (rather than a two-thirds vote) for approval of future mergers (other than the proposed merger with Far West Bancorporation).

Proposal 3: to approve the agreement and plan of merger dated as of October 18, 2006, by and between AmericanWest Bancorporation and Far West Bancorporation.

Proposal 4: approval of the adjournment of the Special Meeting of Shareholders of AmericanWest Bancorporation to solicit additional proxies in favor of the proposals above.

If you do not instruct your broker how to vote, it will have the same effect as a vote against proposals 1, 2 and 3. After careful consideration, your board of directors has determined that these proposals are in the best interests of AmericanWest Bancorporation and its shareholders, and unanimously recommends that you vote “FOR” approval of all proposals.

Regardless of the number of shares you own, it is important that they be represented at the meeting. Your vote matters to us and we need your support. Please vote your shares now so that your vote can be counted without delay.

We strongly encourage you to vote your shares today. Voting is easy. You may utilize one of the options below to ensure that your vote is promptly recorded in time for the Meeting:

1 VOTE BY TOUCHTONE PHONE: You may cast your vote by calling the toll-free number on the enclosed proxy card. Using your control number located on your proxy card, cast your ballot.

2 VOTE THROUGH THE INTERNET: You may cast your vote using the Internet by logging on to the Internet address located on the enclosed proxy card at www.proxyvote.com and following the instructions on the website.

3 VOTE BY MAIL: You may cast your vote by mail by signing, dating and mailing the enclosed proxy card in the postage-prepaid return envelope provided.

YOUR PARTICIPATION IS IMPORTANT - PLEASE VOTE TODAY!

If you have any questions relating to the special meeting or voting your shares, you may contact our Proxy Specialist at 800.314.9816 Extension 2238, between the hours of 9:00 a.m. and 10:00 p.m., Eastern Time, Monday through Friday. You may also contact this number to request additional proxy material.

Thank you in advance for your support.

Sincerely,

Patrick J. Rusnak

EVP/Chief Operating Officer

Please see the Disclaimer on the Reverse Side of this Letter

IF YOU HAVE RECENTLY MAILED YOUR PROXY, PLEASE ACCEPT OUR THANKS AND DISREGARD THIS REQUEST

This information may be deemed to be offering or solicitation materials of AmericanWest Bancorporation in connection with the proposed acquisition of Far West Bancorporation with and into AmericanWest Bancorporation. Shareholders are urged to read the joint proxy statement/prospectus that is found in the registration statement on Form S-4, which AmericanWest has filed with the SEC in connection with the proposed transaction, because it contains important information about AmericanWest, Far West, the transaction and related matters. The directors and executive officers of AmericanWest and Far West may be deemed to be participants in the solicitation of proxies from their respective shareholders. Information regarding the participants and their security holdings can be found in each of AmericanWest’s and Far West’s most recent proxy statements filed with the SEC and the joint proxy statement/prospectus that is now on file with the SEC. All documents filed with the SEC are available for free, on the SEC web site (http://www.sec.gov), on AmericanWest’s web site (http://www.awbank.net/IR) and from AmericanWest by directing a request to AmericanWest Bancorporation, Attention: Investor Relations, 41 W. Riverside Avenue, Suite 400 Spokane, WA 99201.

March 12, 2007

Dear AmericanWest Bancorporation Shareholder:

You have previously received proxy materials in connection with the special meeting of shareholders of AmericanWest Bancorporation to be held on Tuesday, March 27, 2007. According to our latest records, your PROXY VOTE for this meeting HAS NOT BEEN RECEIVED.

AmericanWest Bancorporation is asking shareholders to vote on:

Proposal 1: to approve an amendment to the AmericanWest articles of incorporation to increase the number of authorized shares of AmericanWest common stock from 15,000,000 shares to 50,000,000 shares.

Proposal 2: to approve an amendment to the AmericanWest articles of incorporation to require a majority vote of outstanding shares of AmericanWest common stock (rather than a two-thirds vote) for approval of future mergers (other than the proposed merger with Far West Bancorporation).

Proposal 3: to approve the agreement and plan of merger dated as of October 18, 2006, by and between AmericanWest Bancorporation and Far West Bancorporation.

Proposal 4: approval of the adjournment of the Special Meeting of Shareholders of AmericanWest Bancorporation to solicit additional proxies in favor of the proposals above.

If you do not vote, it will have the same effect as a vote against proposals 1, 2 and 3. After careful consideration, your board of directors has determined that these proposals are in the best interests of AmericanWest Bancorporation and its shareholders, and unanimously recommends that you vote “FOR” approval of all proposals.

Regardless of the number of shares you own, it is important that they be represented at the meeting. Your vote matters to us and we need your support. Please vote your shares now so that your vote can be counted without delay.

We strongly encourage you to vote your shares today. Voting is easy. You may utilize one of the options below to ensure that your vote is promptly recorded in time for the Meeting:

1 VOTE BY TOUCHTONE PHONE: You may cast your vote by calling the toll-free number on the enclosed proxy card. Using your control number located on your proxy card, cast your ballot.

2 VOTE THROUGH THE INTERNET: You may cast your vote using the Internet by logging on to the Internet address located on the enclosed proxy card at www.illinoisstocktransfer.com and following the instructions on the website.

3 VOTE BY MAIL: You may cast your vote by mail by signing, dating and mailing the enclosed proxy card in the postage-prepaid return envelope provided.

YOUR PARTICIPATION IS IMPORTANT - PLEASE VOTE TODAY!

If you have any questions relating to the special meeting or voting your shares, you may call our Investor Relations Coordinator at 509-232-1536 between the hours of 8:00 a.m. and 5:00 p.m. Monday through Friday Pacific time. You may also contact this number to request additional proxy materials.

Thank you in advance for your support.

Sincerely,

Patrick J. Rusnak

EVP/Chief Operating Officer

Please see the Disclaimer on the Reverse Side of this Letter

IF YOU HAVE RECENTLY MAILED YOUR PROXY, PLEASE ACCEPT OUR THANKS AND DISREGARD THIS REQUEST

This information may be deemed to be offering or solicitation materials of AmericanWest Bancorporation in connection with the proposed acquisition of Far West Bancorporation with and into AmericanWest Bancorporation. Shareholders are urged to read the joint proxy statement/prospectus that is found in the registration statement on Form S-4, which AmericanWest has filed with the SEC in connection with the proposed transaction, because it contains important information about AmericanWest, Far West, the transaction and related matters. The directors and executive officers of AmericanWest and Far West may be deemed to be participants in the solicitation of proxies from their respective shareholders. Information regarding the participants and their security holdings can be found in each of AmericanWest’s and Far West’s most recent proxy statements filed with the SEC and the joint proxy statement/prospectus that is now on file with the SEC. All documents filed with the SEC are available for free, on the SEC web site (http://www.sec.gov), on AmericanWest’s web site (http://www.awbank.net/IR) and from AmericanWest by directing a request to AmericanWest Bancorporation, Attention: Investor Relations, 41 W. Riverside Avenue, Suite 400 Spokane, WA 99201.